July 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChronoScale Holdings Corporation (the “Company”)
Registration Statement on Form S-3 (File No. 333-297176 )

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement, as amended, (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m. Eastern Time on July 15, 2026, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the Staff.

Please call Steven Siesser of Lowenstein Sandler LLP at (212) 204-8688 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CHRONOSCALE HOLDINGS CORPORATION

By:	/s/ Jerome Wong
Name:	Jerome Wong
Title:	Chief Financial Officer